SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14D-9
(Amendment No. 4)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
____________________

Clark, Inc.
(Name of Subject Company)

Clark, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

____________________

181457102
(CUSIP Number of Class of Securities)

____________________

Kurt Laning
Vice President
Clark, Inc.
333 West Wacker Drive
Suite 810
Chicago, Illinois 60606
(312) 697-3450

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

____________________

With a copy to:
William J. Kelty, Esq. Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, IL 60606	Craig Vermie, Esq. AUSA Holding Company 4333 Edgewood Road, NE Cedar Rapids, IA 52499 (312) 355-8511	John T. Blatchford, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 4 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Clark, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2007, Amendment No. 2 to Schedule 14D-9 filed with the Commission on February 20, 2007, and Amendment No. 3 to Schedule 14D-9 filed with the Commission on March 5, 2007, relating to the offer by AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), to purchase all of the outstanding shares of Common Stock of the Company not owned by Purchaser or Parent. Parent is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV”). Purchaser, Parent, AEGON USA and AEGON NV are sometimes referred to collectively as the “AEGON Group” or “AEGON.” Capitalized terms used in this Amendment No. 4 to Schedule 14D-9 and not otherwise defined have the meanings assigned to them in the Schedule 14D-9.

Amendments to Schedule 14D-9

ITEM 8.  ADDITIONAL INFORMATION.

(1)	New subsection (k), “Expiration of the Offer; Merger of Purchaser with the Company,” under Item 8 of the Schedule 14D-9 is hereby added as follows:

(k) Expiration of the Offer; Merger of Purchaser with the Company. As previously announced, the Offer expired at 5:00 p.m. New York City time on Tuesday, March 6, 2007. The tendered shares of Company common stock, together with the shares already owned by Parent or Purchaser, represented over 90% of the shares of the Company Common Stock outstanding. The shares tendered satisfied a non-waivable minimum tender condition which required that a majority of the shares owned by disinterested stockholders (as defined in the Merger Agreement) be tendered before Parent and Purchaser would be obligated to purchase any tendered shares.

Because the shares tendered and accepted by Purchaser and Parent, together with the shares already owned by Parent or Purchaser, represented in excess of 90% of the outstanding shares of the Company, on March 12, 2007, Parent effected a short-form merger of Purchaser with and into the Company pursuant to the provisions of Section 253 of the Delaware General Corporation Law. Pursuant to the terms of the Merger Agreement, each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger (other than those held by Parent or the Company, or holders who properly exercise appraisal rights) was converted into the right to receive $17.21 in cash, without interest, subject to appraisal rights. Upon the effective time of the Merger, the separate corporate existence of Purchaser terminated, the Company became a wholly-owned subsidiary of Parent and the name of the surviving corporation was designated to be “Clark, Inc.”

As a result of the Merger, the Company’s common stock ceased to trade on the New York Stock Exchange (“NYSE”) as of the close of trading on March 12, 2007 and became eligible for delisting from the NYSE and termination of registration and suspension of reporting under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARK, INC.
March 15, 2007	By:	/s/ Peter Gilman
Name:	Peter Gilman
Title:	President